SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                     First Mid-Illinois Bancshares, Inc.
    --------------------------------------------------------------------
                              (NAME OF ISSUER)


                   Common Stock, par value $4.00 per share
    ---------------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)


                                 320866 106
    ---------------------------------------------------------------------
                               (CUSIP NUMBER)


                               Mary Lee Sparks
                          2438 Campbell Road, N.W.
                       Albuquerque, New Mexico  87104
                               (505) 344-0494
    ---------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                March 5, 2003
    ---------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or
   13d-1(g), check the following box  [   ].

        NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.







        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                       (CONTINUED ON FOLLOWING PAGES)








































                              Page 2 of 7 Pages







      CUSIP No. 320866 106              13D          Page 3 of 7 Pages

          1       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    MARY LEE SPARKS

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a)  [ ]
                                                                                                             (b)  [x]
          3       SEC USE ONLY

          4       SOURCE OF FUNDS
                  PF

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                   ITEMS 2(d) or 2(e)                                                                             [ ]

          6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES OF AMERICA

           NUMBER OF           7       SOLE VOTING POWER
             SHARES                    118,879 Shares
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
             PERSON
              WITH
                               8       SHARED VOTING POWER
                                       68,193 Shares

                               9       SOLE DISPOSITIVE POWER
                                       118,879 Shares

                               10      SHARED DISPOSITIVE POWER
                                       68,193 Shares

          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  187,072 Shares

          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          [  ]

          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.9%

          14      TYPE OF REPORTING PERSON
                  IN







   ITEM 1.   SECURITY AND ISSUER.

        This statement relates to the common stock, par value $4.00 per share (the "Common Stock"), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1515 Charleston Avenue, Mattoon, Illinois 61938.

   ITEM 2.   IDENTITY AND BACKGROUND.

        This statement is being filed by Mary Lee Sparks individually and as trustee of the trust described in Item 5 below. Ms. Sparks is a citizen of the United States of America. Her principal occupation is managing her investments. Her address is 2438 Campbell Road, N.W., Albuquerque, New Mexico 87104.

        During the last five years, Ms. Sparks (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Since Amendment No. 1 to the statement on Schedule 13D of Ms. Sparks dated November 1, 2002, shares of Common Stock for which Ms. Sparks is reporting beneficial ownership herein have been acquired in the following manner: 1,474 shares have been acquired pursuant to dividend reinvestment under the Company's Dividend Reinvestment Plan. No borrowed funds were used for the above-listed acquisition.

        In addition to this acquisition, Ms. Sparks has disposed of shares since the above-mentioned amendment, which shares are no longer reported herein, as described in Item 5 below.

   ITEM 4.   PURPOSE OF TRANSACTION.

        Purchases of shares of Common Stock by Ms. Sparks have been for investment purposes. Ms. Sparks may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Other than as described in Item 5 below, Ms. Sparks has no present intention to sell any shares, although she could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by her.






                              Page 4 of 7 Pages







        Except as set forth above, Ms. Sparks does not have any plan or proposal which relates to any of the following matters:

        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the issuer;

        (f) Any other material change in the issuer's business or corporate structure;

        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)  Any action similar to any of those enumerated above.

   ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

        (a) & (b) Ms. Sparks holds sole voting and investment power over the following shares of Common Stock: (i) 46,879 shares held individually; and (ii) 72,000 shares held by Pinon Tree Holding Company, LLC (Ms. Sparks disclaims beneficial ownership of 71,280 of these 72,000 shares). Ms. Sparks' beneficial ownership reported herein includes 68,193 shares held by SKL Investment Group, LLC over which shares Ms. Sparks has shared voting and investment power. Ms. Sparks' total beneficial ownership amounts to 187,072 shares of Common Stock, or 5.9% of the outstanding shares.



                              Page 5 of 7 Pages







        (c) During the past 60 days, Ms. Sparks has effected no transactions in the Common Stock other than (i) a disposition of 1,625 shares held in trust for the benefit of her nephew, to her nephew as the beneficiary of this trust, under which trust Ms. Sparks served as trustee, on February 28, 2003; and (ii) a disposition of 31,312 shares held in trust for the benefit of her nephew, to her nephew as the beneficiary of this trust, under which trust Ms. Sparks served as trustee, as a result of the termination of this trust, on March 5, 2003.

        (d) Other than the entities described in sub-items (a) & (b) above, to the knowledge of Ms. Sparks, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Ms. Sparks.

        (e)  Not applicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Sparks and any person with respect to any securities of the issuer.

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        None.



























                              Page 6 of 7 Pages







                                  SIGNATURE
                                  ---------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  March 26, 2003

                                           /s/ Mary Lee Sparks
                                           -----------------------------
                                           Mary Lee Sparks









































                              Page 7 of 7 Pages